EXHIBIT 21 - SUBSIDIARIES OF REGISTRANT

COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

FED. I.D. 11-2037182

Name of Subsidiary	State of Incorporation	I.D. Number

Atlantic Hardware and Supply Corporation	New York	13-2687036

Wel-Com Financial Services, Inc.	Ohio	31-0484520

Universal Supply Group, Inc.	New York	11-3391045

Well-Bilt Steel Products, Inc.	New Jersey	22-3408907

RAL Supply Group, Inc.	New York	20-0207168

American/Universal Supply Inc.	New York	16-1661494